--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934


For the Year Ended December 31, 1997             Commission file number 1-3157


                           INTERNATIONAL PAPER COMPANY

                              SALARIED SAVINGS PLAN

                            (Full title of the plan)

                           INTERNATIONAL PAPER COMPANY
                             Two Manhattanville Road
                               Purchase, NY 10577
                            Telephone: (914) 397-1500
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



                                   13-0872805
                      (I.R.S. Employer Identification No.)


--------------------------------------------------------------------------------

Financial Statements.

Financial statements for the International Paper Company Salaried Savings Plan and the report of Arthur Andersen LLP with respect thereto are as follows:



                                                                       Page(s)
                                                                       -------
Report of Independent Public Accountants                                   2

Statements of Net Assets Available for Benefits,
 with Fund Information
 -December 31, 1997 and 1996                                             3-4

Statements of Changes in Net Assets Available for Benefits,
 with Fund Information
 -Years Ended December 31, 1997 and 1996                                 5-6

Notes to Financial Statements                                           7-19


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Plan Administrator of the International Paper Company
    Salaried Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the International Paper Company Salaried Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP



Memphis, Tennessee,
   June 26, 1998.

                                       INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                                       -------------------------------------------------
                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                            ---------------------------------------------------------------------
                                                      DECEMBER 31, 1997
                                                      -----------------
                                                        (in thousands)

                                                                        Fund Information
                                               --------------------------------------------------------------------
                                                Stable     Company     S&P 500
                                                 Value      Stock       Index    Balanced   International    Growth
                                                 Fund       Fund        Fund       Fund       Stock Fund      Fund        Total
                                                ------     -------     -------   --------   -------------    -------      -----
Assets:
 Equity in net assets of International
  Paper Company Defined Contribution
  Plans Master Trust (Note 1)                  $309,503    $890,191    $255,074   $118,526      $25,196      $41,450   $1,639,940
                                               --------    --------    --------   --------      -------      -------   -----------
 Receivables:
  Interest                                            -          26          17          4            1            2           50
  Employee contributions                              -           -           -          -            -          137          137
  Loan repayments                                     -         246         101          -            8           11          366
  Loans                                          11,377      34,755       4,453      1,512          190          253       52,540
  Interfund transfers                                 -         948           -        557           44          625        2,174
                                               --------    --------    --------   --------      -------      -------   -----------

     Total receivables                           11,377      35,975       4,571      2,073          243        1,028       55,267
                                               --------    --------    --------   --------      -------      -------   -----------
     Total assets                               320,880     926,166     259,645    120,599       25,439       42,478    1,695,207
                                               --------    --------    --------   --------      -------      -------   -----------
Liabilities:
 Loans payable                                     (424)     (2,024)       (358)         -          (44)        (120)      (2,970)
 Interfund transfers                             (1,097)          -      (1,077)         -            -            -       (2,174)
 Transfers to other plans                           (14)        (14)          -          -            -            -          (28)
 Contributions refundable and other                (462)       (491)       (229)      (185)         (24)           -       (1,391)
                                               --------    --------    --------   --------      -------      -------   -----------
     Total liabilities                           (1,997)     (2,529)     (1,664)      (185)         (68)        (120)      (6,563)
                                               --------    --------    --------   --------      -------      -------   -----------
NET ASSETS AVAILABLE FOR BENEFITS              $318,883    $923,637   $ 257,981   $120,414      $25,371      $42,358   $1,688,644
                                               --------    --------    --------   --------      -------      -------   -----------
                                               --------    --------    --------   --------      -------      -------   -----------

                             The accompanying notes are an integral part of this financial statement.



                                     INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                                     -------------------------------------------------
                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                            ---------------------------------------------------------------------
                                                      DECEMBER 31, 1996
                                                      -----------------
                                                        (in thousands)

                                                                        Fund Information
                                                ------------------------------------------------------------
                                                  Fixed       Company     Diversified
                                                  Income       Stock         Equity      Balanced      Other
                                                   Fund        Fund           Fund         Fund        Funds          Total
                                                  ------     ---------    ------------   ---------     ------         -----
Assets:
 Equity in net assets of International
  Paper Company Defined Contribution
  Plans Master Trust (Note 1)                    $272,893     $872,417      $163,926      $84,751     $      -      $1,393,987
                                                 --------     --------      --------      -------     ---------     ----------

 Investments at fair value:
  Federal Paper Board Retirement
  Savings Plan for Salaried
  Employees (Note 7)                                    -            -             -            -       133,043        133,043
                                                 --------     --------      --------      -------     ---------     ----------
 Receivables:
  Employee contributions                                -          712           552          194             -          1,458
  Employer contributions                                -          653             -            -             -            653
  Loan repayments                                       -          555           134            -             -            689
  Loans                                            10,204       31,825         3,482        1,276             -         46,787
  Interfund transfers                                   -            -         2,340        4,785             -          7,125
  Transfers from other plans                            -          385             -           89             -            474
                                                 --------     --------      --------      -------     ---------     ----------
   Total receivables                               10,204       34,130         6,508        6,344             -         57,186
                                                 --------     --------      --------      -------     ---------     ----------
   Total assets                                   283,097      906,547       170,434       91,095       133,043      1,584,216
                                                 --------     --------      --------      -------     ---------     ----------
Liabilities:
 Interfund transfers                               (1,503)      (5,622)            -            -             -         (7,125)
 Transfers to other plans                            (306)           -           (60)           -             -           (366)
 Contributions refundable and other                  (247)           -          (349)         (62)            -           (658)
                                                 --------     --------      --------      -------     ---------     ----------
   Total liabilities                               (2,056)      (5,622)         (409)         (62)            -         (8,149)
                                                 --------     --------      --------      -------     ---------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                $281,041     $900,925      $170,025      $91,033     $ 133,043     $1,576,067
                                                 --------     --------      --------      -------     ---------     ----------
                                                 --------     --------      --------      -------     ---------     ----------

                           The accompanying notes are an integral part of this financial statement.



                                       INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                                       -------------------------------------------------
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                         --------------------------------------------------------------------------------
                                                  YEAR ENDED DECEMBER 31, 1997
                                                  ----------------------------
                                                         (in thousands)

                                                                  Fund Information
                                      ---------------------------------------------------------------------------
                                       Stable     Company   S&P 500
                                        Value      Stock     Index    Balanced  International   Growth      Other
                                        Fund       Fund      Fund       Fund     Stock Fund      Fund       Funds        Total
                                        ------    -------   -------   --------  -------------   -------     -----        ------
Increase (decrease) attributable to:
 Equity in investment activites of
  International Paper Company
  Defined Contribution Plans
  Master Trust (Note 1)               $ 22,624   $ 92,252  $ 64,782   $ 22,016     $ 1,927      $ 5,368   $       -    $  208,969
 Participant contributions               9,338     21,420    16,425      7,388       3,936        8,142           -        66,649
 Company contributions (net
  of forfeitures of $792)                    -     27,748         -          -           -            -           -        27,748
 Distributions and withdrawals         (53,635)   (99,182)  (21,320)   (11,031)     (1,240)      (1,044)          -      (187,452)
 Administrative fees                    (1,304)    (2,755)     (658)      (309)        (47)         (67)          -        (5,140)
 Transfers (to) from other funds        60,715    (19,069)   29,243     11,461      20,734       29,959    (133,043)            -
 Transfers (to) from other plans           104      2,298      (516)      (144)         61            -           -         1,803
                                     ---------   --------  --------   --------    --------     --------   ---------   -----------
  Increase (decrease) in net assets     37,842     22,712    87,956     29,381      25,371       42,358    (133,043)      112,577

NET ASSETS AVAILABLE FOR BENEFITS:

 December 31, 1996                     281,041    900,925   170,025     91,033           -            -     133,043     1,576,067
                                     ---------   --------  --------   --------    --------     --------   ---------   -----------
 December 31, 1997                    $318,883   $923,637  $257,981   $120,414     $25,371      $42,358   $       -    $1,688,644
                                     ---------   --------  --------   --------    --------     --------   ---------   -----------
                                     ---------   --------  --------   --------    --------     --------   ---------   -----------

                             The accompanying notes are an integral part of this financial statement.



                                       INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                                       -------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                       --------------------------------------------------------------------------------
                                                  YEAR ENDED DECEMBER 31, 1996
                                                  ----------------------------
                                                        (in thousands)

                                                                    Fund Information
                                                ------------------------------------------------------------
                                                 Fixed        Company      Diversified
                                                 Income        Stock          Equity       Balanced      Other
                                                  Fund         Fund            Fund          Fund        Funds        Total
                                               ---------    ----------     ------------   ---------    --------    ------------
Increase (decrease) attributable to:
 Equity in investment activities of
  International Paper Company
 Defined Contribution Plans
 Master Trust (Note 1)                          $ 21,275     $ 89,037        $ 27,787      $ 7,811     $      -     $  145,910
 Participant contributions                         3,352       48,670           5,320        2,156            -         59,498
 Company contributions (net
  of forfeitures of $654)                              -       25,687               -            -            -         25,687
 Distributions and withdrawals                   (51,026)     (78,363)        (12,041)      (7,661)           -       (149,091)
 Administrative fees                                (980)      (2,049)           (356)        (194)           -         (3,579)
 Transfers (to) from other funds                  (1,788)     (44,845)         27,434       19,199            -              -
 Transfers from other plans (Note 7):
  Federal Paper Board Retirement
   Savings Plan for Salaried
   Employees                                           -            -               -            -      133,043        133,043
  Other plans                                      4,638        4,360          14,707       13,956            -         37,661
                                               ---------    ---------       ---------    ---------    ---------      ----------
  Increase (decrease) in net assets              (24,529)      42,497          62,851       35,267      133,043        249,129

NET ASSETS AVAILABLE FOR BENEFITS:

 December 31, 1995                               305,570      858,428         107,174       55,766            -      1,326,938
                                               ---------    ---------       ---------    ---------    ---------     ----------
 December 31, 1996                              $281,041     $900,925        $170,025      $91,033     $133,043     $1,576,067
                                               ---------    ---------       ---------    ---------    ---------     ----------
                                               ---------    ---------       ---------    ---------    ---------     ----------

                           The accompanying notes are an integral part of this financial statement.


                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 1. DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
        --------------------------------------------------------------------

The following description of the International Paper Company Salaried Savings Plan (the "Plan") provides general information about the provisions of the Plan. Participants should refer to the Plan's Summary Plan Description for detailed Plan provisions.

General
-------

The Plan, which was established July 1, 1992 and was amended and restated effective January 1, 1994, was established to provide an incentive for salaried employees to accumulate personal funds for their future needs and to assist employees in developing a strong proprietary interest in the success of International Paper Company and its subsidiaries (the "Company"). The Plan allows for contributions by the participating employees and by the Company.

The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") and are administered under a master trust agreement (referred to herein as the "Defined Contribution Plans Master Trust"). All administrative costs are charged to the Plan. At December 31, 1996, the assets of the Plan related to the merger of the Federal Paper Board Retirement Savings Plan for Salaried Employees ("FPB Plan") were held by Vanguard Fiduciary Trust Company ("Vanguard"). In connection with this merger, the Company terminated the trust agreement with Vanguard and the assets previously held under the FPB Plan were transferred to the Trustee subsequent to December 31, 1996.

Selected financial data of the Defined Contribution Plans Master Trust are included in Note 9. The Plan's percent of equity in each fund of the Defined Contribution Plans Master Trust as of December 31, 1997 and 1996, are as follows:


                                                 Percent of Equity
                                                -------------------
   Investment Fund                              1997           1996
  -----------------                             ----           ----
  Stable Value Fund                             62%             65%
  Company Stock Fund                            96%             96%
  S&P 500 Index Fund                            95%             96%
  Balanced Fund                                 94%             94%
  International Stock Fund                      97%              -
  Growth Fund                                   96%              -


                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 1. DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
        ---------------------------------------------------------------------
        (Continued)
        -----------

It is the Company's intention to continue the Plan. However, it reserves the right to amend, suspend or terminate the Plan at any time. In the event of termination, assets of the Plan will be used solely for the benefit of the participants and their beneficiaries.

Contributions
-------------

The Plan provides for employee basic and supplemental contributions and Company matching contributions. The rates of these contributions vary by location within the Company. Employee contributions may be made on either a before-tax or after-tax basis, or in any combination, and are subject to statutory limitations on annual contributions. The Company matches employee basic contributions, but does not match employee supplemental contributions. The maximum rate of employee contributions (basic and supplemental) at all locations is 16% of annual compensation.

Prior to 1997, all employee basic contributions were invested in the Company Stock Fund. Effective January 1, 1997, participants may direct their employee basic contributions among the following six investment options: Stable Value Fund (formerly the Fixed Income Fund), Balanced Fund, S&P 500 Index Fund (formerly the Diversified Equity Fund), International Stock Fund, Growth Fund and Company Stock Fund. Company matching contributions are invested in the Company Stock Fund. Supplemental contributions may be invested in any of the six investment options as directed by the participant.

Amounts held in the restricted portion of the Company Stock Fund, which are subject to diversification, may be invested in the Stable Value Fund, S&P 500 Index Fund or Balanced Fund. Amounts eligible for diversification are limited to a portion of the value of employee basic contributions and Company matching contributions, including dividends. Participants who are age 55 or over are eligible for the annual diversification election. Participants are eligible for total diversification at age 60.

The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus and savings plans.

Vesting
-------

Participants are immediately 100% vested in their basic contributions, supplemntal contributions, and rollover contributions. A participant in the Plan becomes vested in the shares of Company stock purchased with Company matching contributions, including shares purchased with reinvested dividends, according to the following schedule:



    Vesting Years of Service               Percent Vested
    ------------------------               --------------
      Less than 3                                  0%
      3 but less than 4                           35%
      4 but less than 5                           70%
      5 or more                                  100%


                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 1. DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
        --------------------------------------------------------------------
        (Continued)
        -----------

A participant also becomes fully vested if one of the following occurs: (1) attainment of age 65 while employed by the Company; (2) the participant's death or total disability; (3) layoff for more than 12 consecutive months; or (4) termination of employment due to permanent closing of the work facility. The vesting schedule of a merged plan shall be substituted for this schedule if it is more favorable to an employee who was participating in such plan on the merger date.

Participation
-------------

An employee is generally eligible to participate in the Plan if the employee:
(1) is a union-free salaried employee; (2) is not contributing to another qualified defined contribution plan sponsored by the Company; (3) is employed on a non-temporary basis; and (4) has completed 12 months of continuous employment from the date of hire. Participant contributions to the Plan are voluntary. As of December 31, 1997 and 1996, there were 21,746 and 21,768 employees, respectively, participating in the Plan.

Valuation of Participants' Accounts
-----------------------------------

Participants' accounts in each fund are adjusted monthly to reflect contributions, the effect of investment income (collected and accrued), dividends paid, realized and unrealized gains and losses, expenses and all other transactions. As of the end of each month, an allocation is made to each participant's account of the Company common stock provided by Company matching contributions during such month, and such account is adjusted to reflect dividends paid or any rights, warrants or options issued on such shares previously allocated to the participant.

Distributions and Withdrawals
-----------------------------

Distributions are normally made when a participant retires, terminates employment or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 1. DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
        --------------------------------------------------------------------
        (Continued)
        -----------

In the event of retirement, disability, layoff, closing of a work facility or termination of employment with at least 10 years of service where commencement of benefit payments is deferred to at least age 55, a participant may choose to receive payment from the Plan in a lump-sum, in installments for 5 to 20 years, in a combination of lump-sum and installments or through the purchase of an annuity. Death benefits to a beneficiary are paid in a lump-sum.

A participant may make partial or full general withdrawals in the following order: (1) all or part of the value of after-tax supplemental contributions, and all or part of the value of after-tax basic contributions made prior to the last 24 months without a suspension of Company matching contributions; (2) all or part of the value of after-tax basic contributions made during the last 24 months, with future Company matching contributions suspended for three months;
(3) all or part of the value of a rollover account, if any; and (4) for participants under certain benefit schedules, all or part of the value of certain prior vested Company matching contributions which have been held in the Plan for at least 24 months, with future Company matching contributions suspended for six months.

Withdrawals of after-tax amounts contributed after 1986 include a pro-rata portion of earnings on the contributions.

If the total amount available to a participant in the Plan for a general withdrawal is insufficient to meet his or her financial needs, a participant with a qualifying need who has not attained age 59 1/2 may apply to the Plan administrator for a "hardship" withdrawal of part or all of the value of vested Company matching contributions made prior to the last 24 months, and before-tax contributions and pre-1989 earnings thereon. Participants who make a hardship withdrawal must suspend contributions to the Plan for 12 months.

Participants in the Plan who have attained age 59 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions in addition to all amounts available under a general withdrawal. Participants who make such a withdrawal must suspend contributions to the Plan for six months.

Withdrawals may be made only at intervals of at least 12 months.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 1. DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
        --------------------------------------------------------------------
        (Continued)
        -----------

Subject to statutory limitations, loans are available to participants up to (on a cumulative outstanding basis) the lesser of 50% of the vested value of a participant's account (excluding the Individual Retirement Account balance, if any) or $50,000 less the excess of the highest outstanding loan balance during the preceding 12 months over the outstanding balance of loans from the Plan on the date a loan is made. Loans are repayable through payroll deductions with a minimum loan period of one year. The interest rate is determined by the plan administrator based on the greater of the prime interest rate as published in the Wall Street Journal or the current yield of the Stable Value Fund at the time the interest rate is established. Interest rates ranged from 7.0% to 11.5% at December 31, 1997 and 1996.

Forfeitures
-----------

Any unvested Company contributions forfeited by an employee upon termination of employment are credited against subsequent Company contributions.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        ------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan's net assets available for benefits consist primarily of the Plan's equity in the Defined Contribution Plans Master Trust and, as of December 31, 1996, includes assets of the FPB Plan. Investments in the S&P 500 Index Fund, Balanced Fund, Company Stock Fund, International Stock Fund, Growth Fund and portions of the Stable Value Fund are reflected at quoted market value as of the Plan's year-end. As noted in the following paragraph, portions of the Stable Value Fund invested in certain investment contracts are reflected at contract value.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
        ------------------------------------------------------

In accordance with Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," the Plan reports certain investment contracts at contract value. Fully benefit-responsive investment contracts (as defined in SOP 94-4) are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the investment company. All other investment contracts are reported at fair market value. The crediting interest rate is reset according to the terms of the investment contracts and is based on the investment company's applicable rate schedule. The aggregate average yield of the investment contracts for the year ended December 31, 1997 and 1996, was 6.69% and 7.28%, respectively. The aggregate crediting interest rate for the investment contracts as of December 31, 1997 and 1996, was 6.75% and 7.57%, respectively.

The Plan accounts for realized and unrealized appreciation or depreciation of Plan assets using the current value approach, as required by the Department of Labor. This approach requires that realized and unrealized appreciation or depreciation of Plan assets be based on the value of the assets as of the beginning of the Plan year or at the time of purchase during the year.

Contributions, benefit payments and transfers are specifically identified with the Plan. Net investment income of the Defined Contribution Plans Master Trust is allocated to the Plan in proportion to the Plan's equity in the Defined Contribution Plans Master Trust.

Note 3. INVESTMENTS
        -----------

The assets of the Stable Value Fund are primarily invested in investment contracts and investment-grade fixed income securities. The Stable Value Fund's investment managers are Bankers Trust Company Global Investment Management, Sanford C. Bernstein and Company, and Pacific Investment Management Company. At December 31, 1997 and 1996, the Stable Value Fund held U.S. Treasury Notes futures used primarily to enhance portfolio returns. The futures represent approximately 6.1% and 4.5% at December 31, 1997 and 1996, respectively, of the total Stable Value Fund of the Defined Contribution Plans Master Trust. Futures contracts are contracts for delayed delivery of securities in which the seller agrees to make delivery on a specified date of a specified instrument at a specified price. The futures contracts are recorded on the statement of net assets available for benefits with no cost or market value, because they are marked-to-market on a daily basis. The Plan does not hold or issue financial instruments for trading purposes.

The assets of the Company Stock Fund consist of shares of Company common stock.

The assets of the S&P 500 Index Fund consist primarily of an interest in the Vanguard Institutional Index Fund, a diversified common stock fund managed by Vanguard.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 3. INVESTMENTS (Continued)
        -----------------------

The assets of the Balanced Fund consist primarily of an interest in the Vanguard Wellington Fund, a mutual fund sponsored by Vanguard.

The assets of the International Stock Fund consist primarily of an interest in a diversified mutual fund of stocks of companies located outside the United States.

The assets of the Growth Fund consist primarily of an interest in a managed mutual fund of common stocks of mid to large capitalization companies exhibiting above average prospects for growth.

Prior to December 31, 1996, participants in the FPB Plan were able to direct their contributions into the various funds offered by the FPB Plan. Company matching contributions made subsequent to March 12, 1996 were invested in common stock of the Company. The accompanying December 31, 1996, statement of net assets available for benefits reflects the amounts invested in the FPB Plan funds. In January 1997, the investments in these funds were transferred to the Trustee.

Dividends, interest and other property received by the Trustee with respect to any fund are reinvested in the same fund.

Occasionally, the funds may hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in the Trustee's short-term investment fund.

Note 4. FEDERAL INCOME TAXES
        --------------------

On August 22, 1996, the Internal Revenue Service issued a favorable determination letter regarding the tax status of the Plan, ruling that the Plan in form satisfies the requirements of Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). Because all plans participating in the Defined Contribution Plans Master Trust have received favorable IRS determination letters, the trust satisfies the qualification requirements of Section 401 of the Code and qualifies for tax-exempt status under Section 501 of the Code.

In the opinion of management, the Plan qualifies in operation for favorable income tax treatment in accordance with the requirements of Sections 401 and 501 of the Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5. CONTRIBUTIONS RECEIVABLE
        ------------------------

Contributions receivable from participants and the Company as of December 31, 1997 and 1996, were remitted to the Trustee during 1998 and 1997, respectively.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 6. PLAN AMENDMENTS
        ---------------

Effective January 1, 1997, the following changes were made to the Plan. Two additional investment funds, the Growth Fund and the International Stock Fund, were added, and the names of the Fixed Income Fund and the Diversified Equity Fund were changed to the Stable Value Fund and the S&P 500 Index Fund, respectively. Future basic contributions may now be invested among the six investment funds, at the participant's election. Diversification of the contributions restricted to investment in the Company Stock Fund was amended so that a participant may diversify up to 20% a year beginning with the year in which the participant attains age 55.

Note 7. SIGNIFICANT MERGERS
        -------------------

Effective March 31, 1996, assets totaling approximately $7,205,000, $6,590,000 and $3,197,000 for the accounts of participants in the Seaman-Patrick Paper Company Profit Sharing and Savings Plan, the Seaman-Patrick Paper Company Employee Stock Ownership Plan and the Carpenter Paper Company Profit Sharing and Retirement Plan, respectively, were merged into the Plan.

Effective June 30, 1996, assets totaling approximately $16,003,000 for the accounts of employees in the Kirk Paper Corporation Employee Savings Plan were merged into the Plan.

Effective December 31, 1996, assets totaling approximately $133,043,000 for the accounts of employees in the Federal Paper Board Retirement Savings Plan for Salaried Employees were merged into the Plan.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 8. RECONCILIATION TO FORM 5500
        ---------------------------

As of December 31, 1997 and 1996, the Plan had approximately $19,000,000 and $20,300,000, respectively, of pending obligations to participants who had elected final distributions from the Plan. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying financial statements, in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996.


                                                   (in thousands)

                                                              Net Assets Available
                                                                   for Benefits
                                  Benefits                         December 31
                                 Payable to       Benefits    ---------------------
                                 Participants       Paid         1997         1996
                                 ------------     ---------      ----         -----
Per Financial Statements         $          -     $ 187,452   $1,688,644   $ 1,576,067

Accrued Benefit Payments               19,010        19,010      (19,010)      (20,281)

Reversal of 1996 Accrual
 for Benefit Payments                       -       (20,281)           -             -
                                 ------------     ---------   ----------   -----------
Per Form 5500                    $     19,010     $ 186,181   $1,669,634   $ 1,555,786
                                 ------------     ---------   ----------   -----------
                                 ------------     ---------   ----------   -----------


                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9. Selected Financial Data of the Defined Contribution Plans Master Trust
        ----------------------------------------------------------------------


                                   INTERNATIONAL PAPER COMPANY
                                   ---------------------------
                             DEFINED CONTRIBUTION PLANS MASTER TRUST
                             ---------------------------------------
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
              ---------------------------------------------------------------------
                                        DECEMBER 31, 1997
                                        -----------------
                                          (in thousands)

                                                                                  Fund Information
                                                   -----------------------------------------------------------------
                                                                                                   Inter-
                                                   Stable   Company   S&P 500              USG    national
                                                   Value     Stock     Index    Balanced  Stock    Stock     Growth
                                                    Fund      Fund      Fund      Fund    Fund      Fund      Fund      Total
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
Assets:
Investments, at fair value:
  Guaranteed investment contracts                 $  1,279  $      -  $      -  $      -  $  -    $      -   $     -  $    1,279
  Investments in International Paper Company
    common stock (cost $508,263)                         -   926,452         -         -     -           -         -     926,452
  Investments in S&P 500 Index Fund (cost
    $255,024)                                            -         -   268,411         -     -           -         -     268,411
  Investments in Balanced Fund (cost $103,795)           -         -         -   125,998     -           -         -     125,998
  Investments in USG Stock Fund (cost $354)              -         -         -         -   114           -         -         114
  Investments in International Stock Fund (cost
    $25,062)                                             -         -         -         -     -      25,957         -      25,957
  Investments in Growth Fund (cost $43,930)              -         -         -         -     -           -    43,110      43,110
Investments, at contract value*:
  Guaranteed investment contracts                  487,273         -         -         -     -           -         -     487,273
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
    Total investments                              488,552   926,452   268,411   125,998   114      25,957    43,110   1,878,594
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
Receivables:
  Dividends and interest                             2,612        92         -         -     -           -         -       2,704
  Receivables for investments sold                  12,217         -         -         -     -           -         -      12,217
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
    Total receivables                               14,829        92         -         -     -           -         -      14,921
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
    Total assets                                   503,381   926,544   268,411   125,998   114      25,957    43,110   1,893,515
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
LIABILITIES

Payable for investments purchased                       (2)      (28)       (6)       (5)    -          (1)        -         (42)
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
    Total liabilities                                   (2)      (28)       (6)       (5)    -          (1)        -         (42)
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $503,379  $926,516  $268,405  $125,993  $114    $ 25,956   $43,110  $1,893,473
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
                                                  --------  --------  --------  --------  -----   --------   -------  ----------

*The aggregate fair value of these contracts was approximately $504,084 as of December 31, 1997.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9. Selected Financial Data of the Defined Contribution Plans Master Trust
        ----------------------------------------------------------------------
        (Continued)
        -----------


                                   INTERNATIONAL PAPER COMPANY
                                   ---------------------------
                             DEFINED CONTRIBUTION PLANS MASTER TRUST
                             ---------------------------------------
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
              ---------------------------------------------------------------------
                              FOR THE YEAR ENDED DECEMBER 31, 1997
                              ------------------------------------
                                          (in thousands)

                                                                        Fund Information
                                                --------------------------------------------------------------------
                                                                                                   Inter-
                                                   Stable   Company   S&P 500              USG    national
                                                   Value     Stock     Index    Balanced  Stock    Stock     Growth
                                                    Fund      Fund      Fund      Fund    Fund      Fund      Fund      Total
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
Change attributable to:

  Investment activities:
    Dividend and interest income                  $ 32,993  $ 22,298  $  6,253  $ 10,686  $       $    870   $ 6,132  $   79,232
    Unrealized appreciation (depreciation) of
      investments                                        -    10,452   (31,845)    9,837    77         875      (820)    (11,424)
    Net gain (loss) on sale of investments               -    60,269    93,161     2,758   (42)        228       237     156,611
    Other income                                         4        17         -         -     -           -         -          21
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
      Net investment income                         32,997    93,036    67,569    23,281    35       1,973     5,549     224,440

  Employee contributions                            33,375    26,016    19,074     8,529     -       4,201     8,802      99,997
  Employer contributions                             9,411    32,937        21         8     -           -         -      42,377
  Transfers, net                                    70,319   (26,038)   34,356    16,165    (3)     21,194    30,035     146,028
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
      Total                                        146,102   125,951   121,020    47,983    32      27,368    44,386     512,842
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
  Distributions and withdrawals                    (61,679) (100,610)  (22,230)  (11,669)   (5)     (1,364)   (1,206)   (198,763)
  Administrative fees                               (2,034)   (3,132)     (691)     (328)    -         (48)      (70)     (6,303)
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
      Total                                        (63,713) (103,742)  (22,921)  (11,997)   (5)     (1,412)   (1,276)   (205,066)
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
      Net increase (decrease) in net assets         82,389    22,209    98,099    35,986    27      25,956    43,110     307,776

NET ASSETS AVAILABLE FOR BENEFITS:
  December 31, 1996                                420,990   904,307   170,306    90,007    87           -         -   1,585,697
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
  December 31, 1997                               $503,379  $926,516  $268,405  $125,993  $114    $ 25,956   $43,110  $1,893,473
                                                  --------  --------  --------  --------  -----   --------   -------  ----------
                                                  --------  --------  --------  --------  -----   --------   -------  ----------

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9. Selected Financial Data of the Defined Contribution Plans Master Trust
        ----------------------------------------------------------------------
        (Continued)
        -----------

                                          INTERNATIONAL PAPER COMPANY
                                    DEFINED CONTRIBUTION PLANS MASTER TRUST
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                               DECEMBER 31, 1996
                                                 (in thousands)

                                                                  Fund Information
                                               -----------------------------------------------------
                                                 Fixed     Company   Diversified              USG
                                                Income     Stock       Equity     Balanced   Stock
                                                 Fund      Fund         Fund        Fund      Fund        Total
                                               --------  ---------  ------------  --------   -------      ------
ASSETS

Investments, at fair value:
 Interest-bearing cash and temporary
  investments                                  $ 19,911  $  1,776   $      33    $     28    $   1    $    21,749
 Guaranteed investment contracts                 12,974         -           -           -        -         12,974
 Investments in International Paper
  Company common stock (cost $511,207)                -   902,316           -           -        -        902,316
 Investments in Diversified Equity
  Fund (cost $125,031)                                -         -     170,261           -        -        170,261
 Investments in Balanced Fund (cost $77,608)          -         -           -      89,971        -         89,971
 Investments in USG Stock Fund (cost $409)            -         -           -           -       86             86

Investments, at contract value*:
  Guaranteed investment contracts               388,092         -           -           -        -        388,092
                                               --------  --------    --------    --------    -----     -----------
   Total investments                            420,977   904,092     170,294      89,999       87       1,585,449
                                               --------  --------    --------    --------    -----     -----------
Receivables:
  Dividends and interest                             16       215          15          10        -            256
                                               --------  --------    --------    --------    -----     -----------
   Total receivables                                 16       215          15          10        -            256
                                               --------  --------    --------    --------    -----     -----------
   Total assets                                 420,993   904,307     170,309       90,009      87      1,585,705
                                               --------  --------    --------    --------    -----     -----------
LIABILITIES

 Administrative fees                                (3)        -          (3)         (2)       -             (8)
                                              --------  --------    --------    --------    -----     -----------
  Total liabilities                                 (3)        -          (3)         (2)       -             (8)
                                              --------  --------    --------    --------    -----     -----------
NET ASSETS AVAILABLE FOR BENEFITS             $420,990  $904,307    $170,306     $90,007     $ 87     $1,585,697
                                              --------  --------    --------    --------    -----     -----------
                                              --------  --------    --------    --------    -----     -----------


*The aggregate fair value of these contracts was approximately $390,572 as of December 31, 1996.

                INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 9. Selected Financial Data of the Defined Contribution Plans Master Trust
        ----------------------------------------------------------------------
        (Continued)
        -----------

                                         INTERNATIONAL PAPER COMPANY
                                   DEFINED CONTRIBUTION PLANS MASTER TRUST
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                                INFORMATION
                                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                               (in thousands)

                                                                Fund Information
                                              ---------------------------------------------------
                                               Fixed     Company   Diversified              USG
                                               Income     Stock      Equity     Balanced   Stock
                                                Fund      Fund        Fund        Fund      Fund        Total
                                               ------    -------   -----------  --------   -------      ------
Change attributable to:

 Investment activities:

  Dividend and interest income               $ 26,016     $ 24,811  $  5,651    $  6,966    $   -      $  63,444
  Unrealized appreciation of
   investments                                      -       57,234    22,608       4,517        5         84,364
  Net gain (loss) on sale of
   investments                                      -        2,034       910         318       (1)         3,261
  Other income                                     14           29        60          35        -            138
                                            ---------    ---------  --------    --------    -----      ---------
  Net investment income                        26,030       84,108    29,229      11,836        4        151,207

 Employee contributions                        22,768       54,135     6,502       2,864        -         86,269
 Employer contributions                        10,077       29,089       358         169                  39,693
 Interfund transfers                           (2,022)     (35,487)   26,789      10,728       (8)             -
 Transfers, net                                 3,620        1,930    14,548      15,502        -         35,600
                                            ---------    ---------  --------    --------    -----      ---------
  Total                                        60,473      133,775    77,426      41,099       (4)       312,769
                                            ---------    ---------  --------    --------    -----      ---------
 Distributions and withdrawals                (54,900)     (76,501)  (12,820)     (8,207)      (1)      (152,429)
 Administrative fees                           (1,415)      (2,161)     (411)       (217)       -         (4,204)
                                            ---------    ---------  --------    --------    -----      ---------
  Total                                       (56,315)     (78,662)  (13,231)     (8,424)      (1)      (156,633)
                                            ---------    ---------  --------    --------    -----      ---------
  Net increase (decrease) in net assets         4,158       55,113    64,195      32,675       (5)       156,136

NET ASSETS AVAILABLE FOR BENEFITS:
 December 31, 1995                            416,832      849,194   106,111      57,332       92       1,429,561
                                            ---------    ---------  --------    --------    -----      ---------
 December 31, 1996                           $420,990     $904,307  $170,306     $90,007    $  87      $1,585,697
                                            ---------    ---------  --------    --------    -----      ---------
                                            ---------    ---------  --------    --------    -----      ---------


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         INTERNATIONAL PAPER COMPANY
                                         SALARIED SAVINGS PLAN

                                         By /s/ ROBERT M. BYRNES
                                         ---------------------------------------
                                         Robert M. Byrnes, Senior Vice President
                                         and Administrator of the Plan

Date: June 26, 1998.
  Purchase, New York